

July 24, 2015

Via E-Mail
Adam Elsesser
Chairman, Chief Executive Officer and President
Penumbra, Inc.
One Penumbra Place
1351 Harbor Bay Parkway
Alameda, California 94502

>   **Re: Penumbra, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted July 10, 2015**
>   **CIK No. 0001321732**

Dear Mr. Elsesser:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. If your disclosure regarding "significantly lower overall costs" is supported by objective data regarding only a portion of your products, please revise to clarify the scope of the statement. If the statement applies to all of your products, please provide us additional objective support for that statement. Also, if some of your products are less cost effective than alternatives, please balance your disclosure to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.   We will continue to evaluate your response to prior comment 5 after you add the disclosure mentioned in that response.

3.   Please address that part of prior comment 8 that sought disclosure that indicates the extent of the impact of new product introductions during each of the periods presented. See Regulation S-K Item 303(a)(3)(iii).

4.   Please disclose the substance of the last two sentences of your response to prior comment 10 in your discussion of the relevant period's results.

Business, page 63

5.   We note your response to prior comment 13. Please ensure that your disclosure makes clear in context the date of the cited studies, such as the ISAT study that you mention on page 67. Also ensure that you make clear which of the cited studies did not involve your products.

6.   Please expand your response to prior comment 13 to tell us whether each of the cited studies generated results that were statistically significant standing alone, not "compared to each other" as mentioned in your response; in this regard, the significance and limitations of the disclosed initial PRISM study results are unclear. Also, please tell us whether you are aware of any studies that reveal (1) any negative results or limitations of your products or (2) results from competitive products that are similar to or better than the results from your products disclosed in your prospectus; your response to prior comment 13 appears only to partially address these issues.

Government Regulation, page 87

7.   Please revise your disclosure added in response to prior comment 17 to clarify which of the "key products" that you mention on page 71 are the "core products" that you mention on page 85 as having been cleared for sale.

Underwriting, page 122

8.   Please expand your response to prior comment 23 to cite with specificity all authority on which you rely to conclude that an entity that engages in the activities mentioned in the paragraph at the bottom of page 122 and in the Perella engagement letter is not directly or indirectly participating in the offering per Section 2(a)(11) of the Securities Act.

        You may contact Tara Harkins at 202-551-3639 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Alan F. Denenberg
Davis Polk & Wardwell LLP